

Mail Stop 3561

September 4, 2007

G. George Lu, CEO
2020 Chinacap Acquirco, Inc.
221 Boston Post Road East
Marlborough, MA 01752

> **RE:** **2020 Chinacap Acquico, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-142255**
> **Filed August 17, 2007**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases – including any factors relating to the anticipated approval or disapproval of the business combination.

2.   We note that the company has added disclosure on page 54 indicating that it may invest alongside entities which are affiliated with its officers, directors, and advisors. Please revise to:

      a.   Address whether you will be required to control the target post closing in this event;

      b.   Discuss any potential conflicts which might arise under such a scenario, including those relating to investment/deal terms, and the management of the business going forward. In this regard your page 71 disclosure should be expanded and revised; and,

      c.   Clarify how the Form S-1 prohibitions would apply in an instance where you invest alongside an entity affiliated with your management, etc., particularly if you contemplate investing in an entity which the affiliated entity has already identified.

3.   We note the company's response to our prior comment one from our letter dated August 9, 2007. Please revise your disclosure to include your response with respect to the underwriters' assessment of the market and the principals' knowledge of the Chinese market.

Exhibits

4.   Please note the continuing applicability of our prior comment 18. We note several agreements, including Exhibit 10.16, for which executed copies have not been filed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael Blount
        312-460-7000 (facsimile)